File No. 812-14346

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Second Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Exemption from Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and Certain Disclosure Requirements under Various Rules and Forms.

In the Matter of

ETFS Trust

and

ETF Securities Advisors LLC

48 Wall Street

New York, NY 10005

Please send all communications, notices and orders to:

W. John McGuire, Esq.

Kathleen M. Long, Esq.

Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

As filed with the U.S. Securities and Exchange Commission on February 12, 2015

Page 1 of 23 sequentially numbered pages (including exhibits)

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I.                   Introduction

ETFS Trust (the “Trust”), a registered open-end investment company that currently offers four series of shares, and may offer additional series of shares in the future (each, a “Fund” and collectively, the “Funds”), and ETF Securities Advisors LLC (“ETF Securities,” and together with the Trust, the “Applicants”),1 the investment adviser to each Fund, hereby submit this amended application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”)2, including a majority of those Trustees who are not “interested persons” of the Trust, the Funds or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to, without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Fund and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Fund is (1) an indirect or direct “wholly owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser for that Fund, or (2) a sister company of the Adviser for that Fund that is an indirect or direct wholly-owned subsidiary of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund, any Feeder Fund (as defined below) invested in a Master Fund (as defined below), the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Fund (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).3

1 The term “Adviser” includes (i) ETF Securities and (ii) any entity controlling, controlled by or under common control with, ETF Securities or its successors that serves as investment adviser to the Funds. For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as that term is defined herein), if different.

3 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof 4 that is advised by the Adviser, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (“Subadvised Funds”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that currently are, or that currently intend to be, Subadvised Funds are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.5

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Funds, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees, the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Trustees who are Independent Trustees, would on behalf of each Subadvised Fund, and without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser (all such changes referred to herein as “Ineligible Sub-Adviser Changes”).

4 Future Funds may be operated as a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act. In such a structure, certain Funds (each, a “Feeder Fund”) may invest substantially all of their assets in a Fund (a “Master Fund”) pursuant to Section 12(d)(1)(E) of the 1940 Act. No Feeder Fund will engage any sub-advisers other than through approving the engagement of one or more of the Master Fund’s sub-advisers.

5 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Fund, of any Feeder Fund, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Funds (“Affiliated Sub-Adviser”).

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For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Funds would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.                The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust’s Board currently consists of three Trustees, two of whom are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act. ETF Securities serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund. The Trust and the Funds are not required to hold annual shareholder meetings.

The Trust currently offers four sub-advised Funds,6 each of which has a distinct investment objective, policy and restrictions. Each Fund will operate as an ETF. Funds may pay fees in accordance with Rule 12b-1 under the 1940 Act. Shares of each Fund will be offered pursuant to a registration statement filed on Form N-1A.

III.             THE ADVISER

ETF Securities is the investment adviser to each Fund pursuant to an investment advisory agreement with the Trust (the “Investment Management Agreement”). ETF Securities is a Delaware limited liability company, with its principal office located in New York, New York and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act. The Investment Management Agreement was approved by the Board, including a majority of the Independent Trustees, and by the shareholders of each Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Management Agreement comply with Section 15(a) of the 1940 Act. Each other investment management agreement with respect to a Fund (included in the term “Investment Management Agreement”) will comply with Section 15(a) of the 1940 Act and will be similarly approved. Applicants will not seek an exemption from the 1940 Act with respect to the Investment Management Agreement. Pursuant to the terms of the Investment Management Agreement, the Adviser, subject to the supervision of the Board, provides continuous investment management of the assets of each Fund. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.7

6 Currently, the Trust consists of the following Funds: ETFS Zacks Earnings Large-Cap U.S. Index Fund, ETFS Zacks Earnings Small-Cap U.S. Index Fund, ETFS Diversified-Factor Large Cap U.S. Index Fund, and the ETFS Diversified-Factor Developed Europe Index Fund (the “Initial Funds”).

7 The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

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Consistent with the terms of the Investment Management Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to one or more Sub-Advisers. In accordance with an Investment Management Agreement, the Adviser would supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser would continue to have overall responsibility for the management and investment of the assets of each Subadvised Fund, and the Adviser’s responsibilities would include, for example, recommending the removal or replacement of Sub-Advisers and determining the portion of that Subadvised Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determined to delegate portfolio management responsibilities to one or more sub-advisers, the Adviser would evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Fund, and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Fund’s investment policies and restrictions. If the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

For its services to a Fund under an Investment Management Agreement, the Adviser would receive an investment management fee from that Fund based on the average net assets of that Fund. A Sub-Adviser would receive an investment management fee from the Adviser based on the percentage of assets overseen by the Sub-Adviser or based on a percentage of the assets of the Subadvised Fund. The fee paid to a Sub-Adviser would be a result of negotiations between the Adviser and the Sub-Adviser and would be approved by the Board, including a majority of the Independent Trustees.

IV.       The Sub-Advisers

Currently the Adviser has entered into a sub-advisory agreement with Index Management Solutions, LLC (“IMS”) with respect to the Initial Funds. The sub-advisory agreement with IMS was approved by the Board, including a majority of the Independent Trustees, and by the sole shareholders of each Initial Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the sub-advisory agreement with IMS comply with Section 15(a) of the 1940 Act. The Adviser may, in the future, enter into additional sub-advisory agreements with other Sub-Advisers with respect to a particular Subadvised Fund.

IMS is, and any future Sub-Adviser will be an “investment adviser” to the Subadvised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular

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investment styles, and recommends their hiring to the Board. The Adviser may employ multiple Sub-Advisers for certain Subadvised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the Sub-Advisers, and the Sub-Advisers would have management oversight of that portion of the Subadvised Fund allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Adviser, and make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and will assist the Adviser to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers monitor the respective Subadvised Fund’s investments and provide periodic reports to the Board and the Adviser. The Sub-Advisers also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Funds.

Any Sub-Advisory Agreements will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than an initial term of up to two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants. The Sub-Advisory Agreements set forth the duties of the Sub-Advisers and precisely describe the compensation to be paid by the Adviser to the Sub-Advisers.

The terms of any Sub-Advisory Agreements also will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board will dedicate substantial time each year to the review of contract matters, including matters relating to the Investment Management Agreement and Sub-Advisory Agreements. The Board will request and review comprehensive materials received from the Adviser, the Sub-Advisers, fund counsel and, when appropriate or necessary, independent third parties. The Applicants will continue this annual review and renewal process

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for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. Neither the Trust nor any Subadvised Fund is responsible for paying sub-advisory fees to any Sub-Adviser.

V.        Request for Exemptive Relief

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.       Exemptive Relief Requested and Applicable Law

1.                  Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

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Section 2(a)(20) of the 1940 Act defines an “investment adviser” as including any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require a majority of the outstanding voting securities of a Subadvised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Fund.8 These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10

Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.11 Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act generally provides a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisers without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

2.                  Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Subadvised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval

8 In the case of a Subadvised Fund that is a Master Fund, shareholder approval requirements under Section 15(a) and Rule 18f-2 thereunder are also governed by the voting provisions set forth in Section 12(d)(1)(E) of the 1940 Act.

9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

11 It is possible, however, that a Wholly-Owned Sub-Adviser may share certain investment personnel with an Adviser.

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required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Subadvised Funds, or may operate the Subadvised Funds, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

a)                  Operation of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.12 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions, and instead the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Funds, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Subadvised Fund.14

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s

12 See Section 1(b)(6) of the 1940 Act.

13 Hearing on S.3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

14 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.

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investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Fund. Shareholders expect the Adviser, subject to review and approval of the Board to select the Sub-Advisers who are in the best position to achieve the Subadvised Funds’ investment objectives. Shareholders also rely on the Adviser for the overall management of a Subadvised Fund and the Subadvised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreement and the Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Subadvised Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of a Sub-Adviser’s compensation with respect to each Subadvised Fund for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Fund, and the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

b)                 Economic Incentives

With respect to the relief sought herein, and in particular with respect to relief permitting selection of a Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Subadvised Fund, the Applicants believe that the terms and conditions of this Application will prevent the Adviser from engaging in self-dealing to the detriment of the shareholders of the Subadvised Funds. Applicants assert that conditions 6, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees. For any Subadvised Fund that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, a Wholly-Owned Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Fund is in the best interests of the Subadvised Fund and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Trustees who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Subadvised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Fund would remain subject to annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

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c)                  Benefits to Shareholders

If a new Sub-Adviser were to be retained by the Adviser on behalf of a Subadvised Fund today, the shareholders of the Subadvised Fund would be required to approve the Sub-Advisory Agreement. Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Fund is required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Funds would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Fund and its shareholders.

As noted above, shareholders investing in a Subadvised Fund that has Sub-Advisers are effectively hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, monitoring and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to oversee the Subadvised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser—the selection, supervision and evaluation of the Sub-Advisers—without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow such Subadvised Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorum), the Subadvised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Subadvised Fund’s assets diligently because of diminished capabilities resulting from loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

d)                 Shareholder Notification

The prospectus and statement of additional information (the “SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised

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Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If a new Sub-Adviser is hired, the Subadvised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders15 either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;16 and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the Website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that Website for at least 90 days.

In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein.17 Additionally, the shareholders of the applicable Subadvised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. A Subadvised Fund will be required, as provided in condition 1 below, to obtain shareholder approval to operate as a “multiple manager” fund as described herein (the “Multi-Manager Arrangement”) before relying on the order requested in

15 If the Subadvised Fund is a Master Fund, for purposes of the Modified Notice and Access Procedures, “shareholders” include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

16 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

17 Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, which will include voting instructions provided by the shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that in either case comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or new Feeder Fund all of whose shareholders purchase shares on the basis of a prospectus containing the relevant disclosure, by the initial shareholder prior to any public offering. See Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order) and CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (notice) and 25251 (November 1, 2001) (order).

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this Application. If a Subadvised Fund obtains or has obtained shareholder approval of the Multi-Manager Arrangement before the order requested in the Application is issued, the prospectus for such Subadvised Fund will contain, at all times following that approval, the disclosures required by condition 2 to this Application. A Subadvised Fund whose prospectus did not, at all times following shareholder approval of the Multi-Manager Arrangement, contain the disclosures required by condition 2 will obtain shareholder approval before relying on the requested order.

3.                  Fee Disclosure

a)                  Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the Subadvised Funds’ financial statements to include information concerning fees paid to the Sub-Advisers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure (as

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defined below). All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

b)                 Requested Relief

Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants request that, for any Subadvised Fund that is a Master Fund, this relief also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Subadvised Funds under a multi-manager structure and no Subadvised Fund would be responsible for the payment of advisory fees to the Sub-Advisers. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Fund’s fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and

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negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Funds to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.18

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

4.                  Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 30830 (December 13, 2013) (notice) and 30853 (January 8, 2014) (order); Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order).

VII.     CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:19

1.	Before a Subadvised Fund may rely on the order requested in the Application, the operation of the Subadvised Fund in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be approved by a

18 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

19 Applicants will only comply with conditions 7, 8, 9, and 12 if they rely on the Fee Disclosure Relief that would allow them to provide Aggregate Fee Disclosure.

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majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Subadvised Fund’s shares to the public.

2.	The prospectus for each Subadvised Fund, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Subadvised Fund (and any such Feeder Fund) will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.
3.	The Adviser will provide general management services to a Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Fund’s overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Fund’s assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Fund’s investment objective, policies and restrictions. Subject to the review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Fund’s assets among Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.
4.	A Subadvised Fund will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.
5.	Subadvised Funds will inform shareholders, and if the Subadvised Fund is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.
6.	At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
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7.	Independent Legal Counsel, as defined in Rule 0-1(a)(16) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
8.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.
9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
10.	Whenever a sub-adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders, and if the Subadvised Fund is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.
11.	No Trustee or officer of the Trust, a Fund or a Feeder Fund, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or under common control with a Sub-Adviser.
12.	Each Subadvised Fund and any Feeder Fund that invests in a Subadvised Fund that is a Master Fund will disclose the Aggregate Fee Disclosure in its registration statement.
13.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Fund’s existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund’s shareholders for approval.
14.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.
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VIII.     Procedural Matters

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act.  Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be sent to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Benoit Autier is authorized to sign and file this document on behalf of the ETF Securities pursuant to the following resolution approved on August 8, 2014 by the member of the Adviser:

VOTED:        That Benoit Autier be and hereby is authorized to take all actions necessary to authorize the execution and filing of this Application by ETF Securities Advisors LLC for an order pursuant to 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

Benoit Autier is authorized to sign and file this document on behalf of the Trust pursuant to the following resolution approved on December 2, 2014 by the Trust’s Board of Trustees:

VOTED:        That the Board hereby ratifies and approves all actions heretofore taken by the Initial Trustee and the officers of the Trust in connection with the preparation, execution and filing with the SEC, on behalf of the Trust, of any and all applications for exemptive relief, including any amendments thereto, to permit ETF Securities Advisors LLC, without shareholder approval, to hire certain sub-advisers and materially amend sub-advisory agreements beyond the limits of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

IX.       Conclusion

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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  SIGNATURES

ETF Securities Advisors LLC

By:	/s/ Benoit Autier
Name: Benoit Autier Title: Chief Executive Officer

 ETFS TRUST

By:	/s/ Benoit Autier
Name: Benoit Autier Title: President

Dated as of: February 12, 2015

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EXHIBIT A

AUTHORIZATION RULE 0-2(c)(1)

ETF Securities Advisors LLC

In accordance with Rule 0-2(c) under the Act, Benoit Autier states that all actions necessary to authorize the execution and filing of this Application by ETF Securities Advisors LLC have been taken, and that he is authorized to execute and file the same on behalf of ETF Securities Advisors LLC and all actions necessary to execute and file such instrument have been taken.  Benoit Autier further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF Securities Advisors LLC

By:	/s/ Benoit Autier
Benoit Autier
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EXHIBIT B

VERIFICATION RULE 0-2(d)

ETFS TRUST

The undersigned states that he has duly executed the attached application dated February 12, 2015 for and on behalf of ETFS Trust; that he is the Initial Trustee of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EFTS Trust

By:	/s/ Benoit Autier
Benoit Autier
President

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EXHIBIT C

VERIFICATION RULE 0-2(d)

ETF Securities Advisors LLC

The undersigned states that he has duly executed the attached application dated February 12, 2015 for and on behalf of ETF Securities Advisors LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF Securities Advisors LLC

By:	/s/ Benoit Autier
Benoit Autier

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